Filed by Anchor Bancorp
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934
Subject Company: Anchor Bancorp
Commission File No.: 001-34965

October 24, 2018

Dear Shareholder:

We recently mailed you proxy materials in connection with our upcoming Special Meeting of Shareholders to be held on November 13, 2018. The purpose of this meeting is to approve the merger of Anchor Bancorp with and into FS Bancorp, Inc. and related matters. According to our records, we have not yet received your vote.

Your vote is very important, regardless of the number of shares you own.

Please take a moment to vote your shares by returning your voting form in the envelope provided. You can also vote by telephone or the internet by following the instructions in your proxy materials.

Please disregard this letter if you have already voted your shares. Thank you for your cooperation and support.

Sincerely,

Jerald L. Shaw
President and CEO

PLEASE VOTE AND SUBMIT YOUR PROXY TODAY!